Exhibit 5.1

December 20, 2005	Main +1.858.450.8400 Fax +1.858.450.8499
The Immune Response Corporation
5931 Darwin Court
Carlsbad, California 92008
Re: The Immune Response Corporation Registration Statement on Form S-1
Ladies and Gentlemen:
     We have acted as counsel to The Immune Response Corporation, a Delaware corporation (the “Company”), in connection with the registration statement on Form S-1 (the “462(b) Registration Statement”) to be filed with the Securities and Exchange Commission on or about December 20, 2005, for the purpose of registering under the Securities Act of 1933, as amended (the “Act”), 19,400,000 shares of Common Stock, par value $0.0025 per share (the “Shares”), which may be issued by the Company under the terms of the Standby Equity Distribution Agreement dated July 15, 2005 between the Company and Cornell Capital Partners, LP (the “SEDA”). The Shares are to be sold together with the shares registered pursuant to the Registration Statement No. 333-126833, which was declared effective on August 3, 2005 (the “Initial Registration Statement”). The Initial Registration Statement, together with the 462(b) Registration Statement, is herein referred to as the “Registration Statement.”
     This opinion is being furnished in accordance with the requirements of Item 16 of Form S-1 and Item 601(b)(5)(i) of Regulation S-K.
     We have examined the originals, or photostatic or certified copies, of such records of the Company, certificates of officers of the Company and of public officials and such other documents as we have deemed relevant and necessary as the basis for the opinion set forth below. We have relied upon such certificates of officers of the Company and of public officials and statements and information furnished by officers of the Company with respect to the accuracy of material factual matters contained therein which were not independently established by us. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as photostatic or certified copies, and the authenticity of the originals of such copies.
     Based upon the examination described above, it is our opinion that the Shares have been duly authorized and if, when and as issued in accordance with the terms of the SEDA (including payment of the purchase price therefor), will be validly issued, fully paid and non-assessable.

     This opinion is limited to the federal law of the United States of America and the General Corporation Law of the State of Delaware, and we disclaim any opinion as to the laws of any other jurisdiction. We further disclaim any opinion as to any other statute, rule, regulation, ordinance, order or other promulgation of any other jurisdiction or any regional or local governmental body or as to any related judicial or administrative opinion.
     We consent to the filing of this opinion letter as an exhibit to the 462(b) Registration Statement and to the reference to this firm under the caption “Legal Matters” in the Registration Statement.
     In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act, the rules and regulations of the Securities and Exchange Commission promulgated thereunder, or Item 509 of Regulation S-K.
     This opinion letter is rendered as of the date first written above and we disclaim any obligation to advise you of facts, circumstances, events or developments which hereafter may be brought to our attention and which may alter, affect or modify the opinion expressed herein. Our opinion is expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company, the SEDA or the Shares.

Very truly yours,

/s/ Heller Ehrman LLP